

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2021

Peter Lee
President
Merida Merger Corp. I
641 Lexington Avenue, 18th Floor
New York, NY 10022

      Re: Merida Merger Corp. I
           Amendment No. 1 to Registration Statement on Form S-4
           Filed October 19, 2021
           File No. 333-259381

Dear Mr. Lee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2021 letter.

Amendment No. 1 to Form S-4 filed October 19, 2021

Merida's Sponsor and Officers and Directors, page 31

1.   We note your response to prior comment 11. Please revise to discuss the potential impact of those securities on non-redeeming shareholders.

Unaudited Pro Forma Condensed Combined Financial Information, page 153

2.   We note the revised disclosures in response to prior comment 14. Please tell us how you determined the 13,002,000 Merida public shares in the no redemption scenario. In this regard, we note that the disclosure on page 162 indicates that these shares are subject to the exchange ratio of 0.3279. Please revise or advise.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 161

3.   We note you revised the pro forma balance sheet to remove the reference to adjustment "c" that previously ran through cash. Please tell us and revise to disclose where the offsetting adjustment is reflected for the settlement of $417,000 due to the Sponsor upon closing. In this regard, we note from disclosure on page F-34 that the repayment of these loans will be made from the trust account.

Our Markets, page 210

4.   We note your response to prior comment 20. Please revise to identify the three states that represent between 10% and 17% each and disclose the respective percentage of revenue each one represents.

Leafly Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics
Other Metrics, page 238

5.   We note the revised disclosures in response to prior comment 22. Please further revise to address how you determine, or confirm, the uniqueness of each visitor to your platform.

6.   We note your response to prior comment 27. Please revise to provide balancing disclosure indicating that consumer activity and order reservation volume are not key performance indicators used by management in evaluating its business and disclose why you have included it in this section.

     You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jeff Kauten, Staff Attorney, at (202) 551-3447with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Jeffrey M. Gallant, Esq.